EXHIBIT 99.1

Innate Pharma Reports Full Year 2020 Financial(1) Results and Business Update

  Lacutamab received PRIME designation from the European Medicines Agency in Sezary Syndrome; clinical development program advances in mycosis fungoides and peripheral T-cell lymphoma
  Company’s first NK cell engager selected by Sanofi as drug candidate for development
  Monalizumab advanced to a Phase 3 clinical trial in combination with cetuximab in IO-pretreated head and neck cancer patients; triggered $50 million milestone payment from AstraZeneca
  US and EU Lumoxiti commercialization rights returning to AstraZeneca
  Cash position of €190.6 million2 as of December 31, 2020

MARSEILLE, France, March 18, 2021 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) (“Innate” or the “Company”) today reported its consolidated financial results for the year ending December 31, 2020. The consolidated financial statements are attached to this press release.

“In 2020, we made the strategic decision to re-prioritize our investments in our R&D portfolio, enabling us to concentrate our resources and further strengthen our clinical pipeline,” commented Mondher Mahjoubi, Chief Executive Officer of Innate Pharma. “Our priority going forward is to advance the clinical development of our lead proprietary candidate, lacutamab, as well as leverage our multispecific NKCE antibody platform, to create potential innovative therapeutics for patients and provide long-term value to our shareholders.”

Webcast and conference call will be held today at 2:00pm CET (9:00am EST)
Access to live webcast: https://edge.media-server.com/mmc/p/ua5uuvep

Participants may also join via telephone to ask questions by registering in advance of the event at http://emea.directeventreg.com/registration/2673359.

Upon registration, participants will be provided with dial-in numbers, a direct event passcode and a unique registrant ID that they may use 10 minutes prior to the event start to access the call.

This information can also be found on the Investors section of the Innate Pharma website, www.innate-pharma.com.
A replay of the webcast will be available on the Company website for 90 days following the event.

Pipeline highlights:

Lacutamab (IPH4102, anti-KIR3DL2 antibody):

  The TELLOMAK Phase 2 clinical trial, which is evaluating the efficacy and safety of lacutamab in patients with advanced cutaneous T-cell lymphomas, is now fully open to enrollment in countries that had a partial regulatory hold following the successful resolution of Good Manufacturing Practice issues.
  In November, the Company announced that the European Medicines Agency (EMA) granted PRIME designation to lacutamab for the treatment of patients with relapsed or refractory Sézary syndrome (SS) who have received at least two prior systemic therapies. This is the first time PRIME designation has been granted for a potential treatment of any sub-type of T-cell lymphoma. This follows the Fast Track designation that was awarded to lacutamab by the U.S. Food and Drug Administration in 2019.
  In February 2021, the Company announced lacutamab demonstrated a positive early signal in cohort 2 of KIR3DL2-expressing mycosis fungoides patients in the TELLOMAK clinical trial earlier than anticipated. This cohort reached the pre-determined number of responses needed to advance to stage 2. The Company plans to present this preliminary data at a scientific meeting in 2021.
  The Company will initiate two parallel clinical trials to study lacutamab in KIR3DL2-expressing patients with relapsed/refractory peripheral t-cell lymphoma (PTCL):
    Phase 1b trial: a Company-sponsored Phase 1b clinical trial to evaluate lacutamab as a monotherapy in KIR3DL2-expressing patients with relapsed PTCL.
    Phase 2 KILT (anti-KIR in T Cell Lymphoma) trial: The Lymphoma Study Association (LYSA) will launch an investigator-sponsored, randomized trial to evaluate lacutamab in combination with chemotherapy GEMOX (gemcitabine in combination with oxaliplatin) versus GEMOX alone in KIR3DL2-expressing relapsed/refractory patients.

IPH6101 (NKp46-based NK cell engager), partnered with Sanofi:

  Progress was made in the NKCE collaboration with Sanofi, resulting in the decision announced in January 2021 that Sanofi will transition IPH6101/SAR443579 into investigational new drug (IND)-enabling studies. IPH6101 is a NKp46-based NK cell engager (NKCE) using Innate’s proprietary multispecific antibody format (Gauthier et al. Cell 2019). The decision triggered a €7 million milestone payment from Sanofi to Innate.
  In January 2021, a GLP-tox study was initiated for the IPH6101/SAR443579 program.

Monalizumab (anti-NKG2A antibody), partnered with AstraZeneca:

  In October 2020, AstraZeneca (LES/STO/Nasdaq: AZN) dosed the first patient in its randomized Phase 3 clinical trial, INTERLINK-1, evaluating monalizumab in combination with cetuximab vs. placebo and cetuximab in patients with recurrent or metastatic squamous cell carcinoma of the head and neck (R/M SCCHN) who have been previously treated with platinum-based chemotherapy and PD-(L)1 inhibitors. Dosing of the first patient in this trial triggered a $50 million milestone payment from AstraZeneca to Innate. Innate is eligible to receive an additional $50 million milestone payment after the interim analysis demonstrates the combination meets a pre-defined threshold of clinical activity. To date, the Company has received a total of $400 million from the AstraZeneca partnership for monalizumab.
  The Company presented efficacy data on the Phase 2 expansion cohort investigating the combination of monalizumab and cetuximab in patients with recurrent or metastatic head and neck squamous cell cancer (R/M SCCHN) who have been previously treated with platinum-based chemotherapy and PD-(L)1 inhibitors at ASCO20 Virtual Scientific Conference held in May 2020. This data showed an overall response rate in line with previously reported data and a manageable safety profile. The Company presented updated results at the ESMO Immuno-oncology Virtual Congress in December 2020.
  In 2020, the Company expanded a Phase 2 expansion cohort (“cohort 3”), exploring the combination of monalizumab, cetuximab and durvalumab in first-line IO naïve patients with R/M SCCHN, from 20 to 40 patients. Recruitment for cohort 3 is complete, and the Company expects to publish data in 2021.

Avdoralimab in Inflammation (anti-C5aR1 antibody):

  In November 2020, the first patient was dosed in the investigator-sponsored Phase 2 clinical trial in bullous pemphigoid (BP) where the C5aR1 pathway has been shown to be involved in the physiopathology of the disease. The trial is investigating the clinical efficacy of avdoralimab in addition to topical steroids compared to topical steroids alone in BP patients.

Avdoralimab in COVID-19:

  The investigator-sponsored Phase 2 clinical trial, FORCE (FOR COVID-19 Elimination), has completed enrollment and is ongoing for patient follow-up and data analysis. More information on this study can be found at clinical trials.gov.
    Results from the exploratory translational EXPLORE study supporting this trial were published online in Nature on July 29, 2020.
  The investigator-sponsored Phase 2 clinical trial, ImmunONCOVID-20, has resumed, and is currently recruiting. This study is exploring the potential efficacy of monalizumab and avdoralimab amongst other treatment arms, against COVID-19 in cancer patients with mild symptoms and pneumonia respectively.
  In August 2020, the Company announced it obtained €6.8 million in public funding from the French government for its COVID-19 R&D activities. This funding is part of the government’s PSPC COVID call for COVID-19 related projects and will enable the Company to cover the development of its current COVID-19 activities, which began in March 2020, including the EXPLORE COVID-19 translational research study and its two Phase 2 clinical trials, FORCE and ImmunONCOVID-20.

Avdoralimab in Oncology:

  In September 2020, the Company announced the decision to stop enrollment in STELLAR-001, a Phase 1 dose escalation and expansion study in combination with durvalumab in three expansion cohorts: 1) NSCLC patients with secondary resistance to prior immuno-oncology (IO) treatment; 2) IO-naïve HCC patients; and 3) IO-pretreated HCC patients. The decision was made based on the data from the Company’s cohort expansions in NSCLC and IO-naïve HCC.

IPH5201 (anti-CD39 antibody), partnered with AstraZeneca:

  In February 2020, the AstraZeneca sponsored, multicenter, open-label, dose-escalation Phase I trial evaluating IPH5201 as monotherapy or in combination with durvalumab (anti-PD-L1) with or without oleclumab (anti-CD73) in advanced solid tumors started. Following the dosing of the first patient in the trial on March 9, 2020, AstraZeneca made a $5 million milestone payment to Innate under the companies’ October 2018 multi-product oncology development collaboration. Innate made a €2.7 million milestone payment to Orega Biotech SAS pursuant to Innate’s exclusive licensing agreement.

Lumoxiti (CD22-directed immunotoxin):

  In December 2020, the Company announced that it will return the US and EU commercialization rights of Lumoxiti (moxetumomab pasudotox-tdfk) to AstraZeneca3. Innate licensed the US and EU rights to AstraZeneca’s FDA-approved Lumoxiti for certain patients with relapsed or refractory hairy cell leukemia in October 2018.
  Innate and AstraZeneca are currently in discussions regarding the transition plan for the transfer of the US marketing authorization and distribution of Lumoxiti to AstraZeneca, including timing and costs (see Contingent liabilities).

Corporate Update:

  In July 2020, Dr. Joyson Karakunnel was appointed as Executive Vice President and Chief Medical Officer (CMO). Dr. Pierre Dodion, CMO since 2014, retired from this position. Dr. Karakunnel comes to the Company with deep experience in immuno-oncology, and a proven track record in drug development. Most recently, Dr. Karakunnel served as CMO and Senior Vice President at Tizona Therapeutics, where he led the development of the company’s biotherapeutics pipeline.
  Laure-Helene Mercier, Executive Vice President, Chief Financial Officer and member of the Executive Board, has decided to step down from her position, after leading the Company through more than 14 years of growth, including an initial public offering in the US. Frederic Lombard will join the company as CFO on April 1, 2021. Mr. Lombard will be joining Innate with more than 20 years of financial experience in the pharmaceutical industry, holding senior finance roles at Ipsen, AstraZeneca and Novartis. Ms. Mercier will remain at the Company until the end of the year to ensure a smooth transition of responsibilities.

Financial highlights for 2020:

The key elements of Innate’s financial position and financial results as of and for the year ended December 31, 2020 are as follows:

  Cash, cash equivalents, short-term investments and financial assets amounting to €190.6 million (€m) as of December 31, 2020 (€255.9m as of December 31, 2019), including non-current financial instruments amounting to €38.9m (€37.0m as of December 31, 2019).
    Cash and cash equivalents include the milestone payment of $50.0m (€41.2m) following the inclusion by AstraZeneca of the first patient in its Phase 3 randomized clinical trial evaluating monalizumab, INTERLINK-1. It doesn’t include the milestone payment of €7.0m from Sanofi relating to the progress of IPH6101/SAR443579 into new drug (IND)-enabling studies, received in February 2021.
  As of December 31, 2020, financial liabilities amount to €19.1m (€18.7m as of December 31, 2019). This change is partly linked to the receipt, in August 2020, of €1.4m in repayable advance in connection with the financing contract signed with BPI Financement (COVID-19).
  Revenue and other income amounted to €70.5m in 2020 (2019: €85.8m, -17.9%). It mainly comprises revenue from collaboration and licensing agreements (€56.2m in 2020 vs €69.0m in 2019, -18.6%), and research tax credit (€13.1m in 2020 vs €16.7m in 2019, -21.8%):
    Revenue from collaboration and licensing agreement with AstraZeneca amounted to €49.0m in 2020 (€69.0m in 2019, -29.0%) and mainly resulted from (i) the spreading of the upfront and opt-in payments received from AstraZeneca and (ii) the invoicing to AstraZeneca of certain fees for the work performed by Innate for the partnered programs. The variation between the two periods is notably explained by the completion of (i) the recruitment of the Cohort 2 in the monalizumab Phase 2 trials performed by Innate in 2019, and (ii) the preclinical work related to the Phase 1 program of IPH5201, which started in 2020.
    Revenue of €7.0m from Sanofi for the progress of IPH6101/SAR443579 into investigational new drug (IND)-enabling studies.
    The variation in the research tax credit mainly results from a decrease in the amortization for the intangible assets related to acquired licenses (monalizumab, IPH5201).
  Operating expenses of €89.9m in 2020 (2019: €104.6m, -14.1%):
    Selling, general and administrative (SG&A) expenses amounted to €31.2m in 2020 (2019: €25.8m, +21.1%). This increase mainly results from the full-year effect of personnel costs related to our US subsidiary, including personnel assigned to Lumoxiti commercial activities.
    R&D expenses amounted to €58.6m in 2020 (2019: €78.8m, -25.7%). This variation mainly results from a decrease in direct R&D expenses (mainly related to Lumoxiti, IPH5201 and IPH5301) and in depreciation and amortization of intangible assets acquired by the Company (IPH5201 and monalizumab).
  Lumoxiti intangible asset full impairment of €43.5m, following the Company’s decision to return the US and EU commercialization rights of Lumoxiti to AstraZeneca.
  The Lumoxiti distribution agreement generated a net income of €0.9m in the first three quarters of 2020 (a net loss of €8.2m in 2019). During the 2020 fourth quarter, the Company recognized net sales from Lumoxiti of €0.7m.
  A net loss of €64.0m in 2020 (2019: net loss of €20.8m).

The table below summarizes the IFRS consolidated financial statements4 as of and for the year ended December 31, 2020, including 2019 comparative information.

In thousands of euros, except for data per share	December 31, 2020	December 31, 2019
Revenue and other income	70,451	85,814
Research and development	(58,613)	(78,844)
Selling, general and administrative	(31,246)	(25,803)
Total operating expenses	(89,859)	(104,647)
Net income (loss) from distribution agreements	861	(8,219)
Operating income (loss) before impairment	(18,547)	(27,052)
Impairment of intangible assets	(43,529)	—
Operating income (loss) after impairment	(62,076)	(27,052)
Net financial income (loss)	(1,908)	6,293
Income tax expense	—	—
Net income (loss)	(63,984)	(20,759)
Weighted average number of shares outstanding (in thousands)	78,935	66,908
Basic income (loss) per share	(0.81)	(0.31)
Diluted income (loss) per share	(0.81)	(0.31)

	December 31, 2020	December 31, 2019
Cash, cash equivalents and financial asset	190,571	255,869
Total assets	307,423	401,361
Shareholders’ equity	155,975	217,416
Total financial debt	19,087	18,723

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate has been a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995.The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company’s actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:
Investors Innate Pharma Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com

Summary of Consolidated Financial5 Statements and Notes
as of December 31, 2020

Consolidated Statements of Financial Position
(in thousand euros)

	December 31, 2020	December 31, 2019

Assets

Cash and cash equivalents	136,792	202,887
Short-term investments	14,845	15,978
Trade receivables and others - current	21,695	18,740
Total current assets	173,332	237,605

Intangible assets	46,289	96,968
Property and equipment	11,694	11,672
Non-current financial assets	38,934	37,005
Other non-current assets	147	89
Deferred tax assets	7,087	1,286
Trade receivables and others – non-current	29,940	16,737
Total non-current assets	134,091	163,756

Total assets	307,423	401,361

Liabilities
Trade payables and others	29,539	49,504
Collaboration liabilities – Current portion	1,832	21,304
Financial liabilities – Current portion	2,142	2,130
Deferred revenue – Current portion	12,505	48,770
Provisions – Current portion	676	114
Total current liabilities	46,694	121,822

Collaboration liabilities – Non current portion	44,854	—
Financial liabilities – Non-current portion	16,945	16,593
Defined benefit obligations	4,177	3,760
Deferred revenue – Non-current portion	31,469	40,342
Provisions – Current portion	221	142
Deferred tax liabilities	7,087	1,286
Total non-current liabilities	104,753	62,123

Share capital	3,950	3,941
Share premium	372,130	369,617
Retained earnings	(156,476)	(134,912)
Other reserves	355	(472)
Net income (loss)	(63,984)	(20,759)
Total shareholders’ equity	155,975	217,416

Total liabilities and shareholders’ equity	307,423	401,361

Consolidated Statements of Income (loss)
(in thousand euros)

	December 31, 2020	December 31, 2019

Revenue from collaboration and licensing agreements	56,155	68,974
Government financing for research expenditures	13,618	16,840
Sales	678

Revenue and other income	70,451	85,814

Research and development expenses	(58,613)	(78,844)
Selling, general and administrative expenses	(31,246)	(25,803)

Operating expenses	(89,859)	(104,647)

Net income (loss) from distribution agreements	861	(8,219)

Operating income (loss) before impairment of intangible assets	(18,547)	(27,052)

Impairment of intangible assets	(43,529)	—

Operating income (loss) after impairment of intangible assets	(62,076)	(27,052)

Financial income	4,855	11,269
Financial expenses	(6,763)	(4,976)

Net financial income (loss)	(1,908)	6,293

Net income (loss) before tax	(63,984)	(20,759)

Income tax expense	—	—

Net income (loss)	(63,984)	(20,759)

Net income (loss) per share:
(in € per share)
- basic income (loss) per share	(0.81)	(0.31)
- diluted income (loss) per share	(0.81)	(0.31)

Consolidated Statements of Cash Flows
(in thousand euros)

	December 31, 2020	December 31, 2019
Net income (loss)	(63,984)	(20,759)
Depreciation and amortization	56,797	16,529
Employee benefits costs	216	685
Provisions for charges	604	(484)
Share-based compensation expense	2,475	3,826
Change in valuation allowance on financial assets	577	(4,065)
Gains (losses) on financial assets	1,256	(280)
Change in valuation allowance on financial assets	372	(237)
Gains (losses) on assets and other financial assets	(962)	(1,290)
Interest paid	341	204
Other profit or loss items with no cash effect	(296)	550
Operating cash flow before change in working capital	(2,604)	(5,321)
Change in working capital	(49,204)	40,245
Net cash generated from / (used in) operating activities:	(51,807)	34,924
Acquisition of intangible assets, net	(10,375)	(64,130)
Acquisition of property and equipment, net	(907)	(1,271)
Acquisition of non-current financial assets	(3,000)	-
Disposal of property and equipment	9	-
Disposal of other assets	(59)	(10)
Disposal of non-current financial instruments	-	2,000
Interest received on financial assets	962	1,290
Net cash generated from / (used in) investing activities:	(13,370)	(62,121)
Proceeds from the exercise / subscription of equity instruments	48	44
Increase in capital, net	-	66,006
Proceeds from borrowings	1,360	13,900
Repayment of borrowings	(2,204)	(1,982)
Net interest paid	(341)	(204)
Net cash generated from financing activities:	(1,136)	77,765
Effect of the exchange rate changes	219	5
Net increase / (decrease) in cash and cash equivalents:	(66,095)	50,572
Cash and cash equivalents at the beginning of the year:	202,887	152,314
Cash and cash equivalents at the end of the year :	136,792	202,887

Revenue and other income

The following table summarizes operating revenue for the periods under review:

In thousands of euro	December 31, 2020	December 31, 2019
Revenue from collaboration and licensing agreements	56,155	68,974
Government financing for research expenditures	13,618	16,840
Sales	678	—
Revenue and other income	70,451	85,814

Revenue from collaboration and licensing agreements

Revenue from collaboration and licensing agreements decreased by €12.8 million, or 18.6%, to €56.2 million for the year ended December 31, 2020, as compared to €69.0 million for the year ended December 31, 2019. Revenue from collaboration and licensing agreements mainly results from the spreading of the initial payments and the exercise of options related to the agreements signed with AstraZeneca in April 2015 and October 2018, on the basis of the completion of work that the Company is committed to carry out. The evolution in 2020 is mainly due to:

  A €8.9 million decrease in revenue related to monalizumab to €33.6 million for the year ended December 31, 2020, as compared to €42.5 million for the year ended December 31, 2019. This decrease is mainly explained by the decrease in direct monalizumab research and development costs over the period in connection with the end of the recruitment of Phase 2 Cohort 2 during 2019. As of December 31, 2020, the deferred revenue related to monalizumab amounts to €26.6 million (€11.3 million as “Deferred revenue—Current portion” and €15.3 million as “Deferred revenue—Non-current portion”).
  A €5.4 million decrease in revenue related to IPH5201 to €13.4 million for the year ended December 31, 2020, as compared to €18.8 million for the year ended December 31, 2019. As of December 31, 2020, the Company having fulfilled all of its commitments on preclinical work related to the start of Phase 1 of the IPH5201 program, the initial payment of $50.0 million and the milestone payment of $5.0 million were fully recognized in revenue.
  A €4.4 million decrease in revenue from invoicing of research and development costs to €2.5 million for the year ended December 31, 2020, as compared to €6.9 million for the year ended December 31, 2019. Pursuant to our agreements with AstraZeneca, research and development costs related to avdoralimab in oncology are equally shared between us and AstraZeneca and research and development costs related to IPH5201 are fully borne by AstraZeneca. The decrease between the two periods is mainly explained by the decrease in research and development costs relating to IPH5201 re-invoiced to AstraZeneca following the transition of the program in Phase 1 clinical trial, supported AstraZeneca.
  On January 8, 2016, the Company announced the signing of a collaboration and research license agreement with Sanofi. As part of this agreement, and on December 8, 2020, Sanofi informed the Company of its intention to advance IPH6101/SAR443579 into investigational new drug (IND)-enabling studies. This decision triggered a milestone payment of €7.0 million from Sanofi to the Company, fully recognized in revenue as of December 31, 2020.

Government funding for research expenditures

Government funding for research expenditures decreased by €3.2 million, or 19.1%, to €13.6 million for the year ended December 31, 2020, as compared to €16.8 million for the year ended December 31, 2019. This change is primarily a result of a decrease in the research tax credit of €3.7 million, which is mainly due to a decrease in the amortization expense relating to the intangible assets related to the acquired licenses (see R&D expenses).

The research tax credit is calculated as 30% of the amount of research and development expenses, net of grants received, eligible for the research tax credit for the fiscal year. Following the loss of the SME status under European Union criteria as of December 31, 2019, the CIR for the tax year 2020 will be imputable on the tax expense of the following three tax years, or refunded if necessary at the end of such period, in 2023 (see Balance sheet items - Non-current receivables).

Sales

As of December 31, 2020, following the end of the transition period relating to the commercialization of Lumoxiti in the United States on September 30, 2020, the Company recognized net sales of Lumoxiti for the fourth quarter for an amount of €0.7 million.

Operating expenses

The table below presents our operating expenses for the years ended December 31, 2020 and 2019:

In thousands of euros	December 31, 2020	December 31, 2019
Research and development expenses	(58,613)	(78 844)
Selling, general and administrative expenses	(31,246)	(25 803)
Operating expenses	(89,859)	(104 647)

Research and development expenses

Research and development (“R&D”) expenses decreased by €20.2 million, or 25.7%, to €58.6 million for the year ended December 31, 2020, as compared to €78.8 million for the year ended December 31, 2019. R&D expenses represented a total of 65.2% and 75.3% of the total operating expenses for the years ended December 31, 2020 and 2019, respectively.

They include direct R&D expenses (subcontracting costs and consumables), depreciation and amortization, and personnel expenses. Direct expenses decreased by €16.4 million, or 37.0%, to €28.0 million for the year ended December 31, 2020, as compared to €44.4 million for the year ended December 31, 2019. This decrease is mainly explained by lower expenses on Lumoxiti (completion in 2019 of certain work in relation to the regulatory submission in Europe) and IPH5201 and IPH5301 (completion of certain preclinical work).

Personnel and other expenses allocated to R&D decreased by €3.8 million, or 11.1%, to €30.6 million for the year ended December 2020, as compared to an amount of €34.4 million for the year ended December 31, 2019. This decrease is mainly due to the decrease by €3.5 million in depreciation and amortization relating to monalizumab rights (extension of the depreciation horizon due to a mechanical adjustment after the completion of a cohort in 2020) and IPH5201 rights (full amortization at December 31, 2020).

Selling, general and administrative expenses

Selling, general and administrative (“SG&A”) expenses increased by €5.4 million, or 21.1% to €31.2 million for the year ended December 31, 2020 as compared to €25.8 million for the year ended December 31, 2019. SG&A expenses represented a total of 34.8% and 24.7% of the total operating expenses for the years ended December 31, 2020 and 2019, respectively.

Personnel expenses (including share-based compensation) include the compensation paid to our employees and consultants, and increased by €2.1 million, or 20.3%, to €12.7 million for the year ended December 31, 2020, as compared to €10.6 million for the year ended December 31, 2019. This increase mainly results from the full-year effect of personnel costs related to our US subsidiary, including personnel assigned to Lumoxiti commercial activities. This increase is partially offset by the drop in share-based payments by €1.2 million.

SG&A expenses also include non-scientific advisory and consulting expenses which mostly consist of auditing, accounting, tax advisory, legal, business and hiring fees. These expenses increased by €0.7 million, or 8.2%, to €9.1 million for the year ended December 31, 2020, compared to an amount of €8.4 million for the year ended December 31, 2019. This increase results mainly from the costs incurred for the marketing of Lumoxiti and the operation of our US subsidiary until the decision to return the US and EU commercialization rights to AstraZeneca at the end of 2020.

Other SG&A expenses relate to intellectual property, the costs of maintaining laboratory equipment and our premises, depreciation and amortization and other general, administrative and commercial expenses. It notably includes insurance costs, that increased following the listing of the Company in the US in October 2019.

Net income (loss) from distribution agreements

When product sales are performed by a partner in the context of collaboration or transition agreements, the Company must determine if the partner acts as an agent or a principal. The Company concluded that AstraZeneca acted as a principal in the context of the production and commercialization of Lumoxiti until September 30, 2020. Consequently, the global inflows and outflows received from or paid to AstraZeneca are presented on a single line in the statement of income of Innate Pharma. This amount does not include the R&D costs which are recognized as R&D operating expenses.

We recognized a net income of €0.9 million from the Lumoxiti license agreement in the year ended December 31, 2020, covering the first three quarters, to be compared to a net loss of €8.2 million for the year ended December 31, 2019, which reflected revenue from sales of Lumoxiti in the period, less administrative and selling expenses associated with the sales revenue allocated to us, following the sale in the United States.

As of December 31, 2020, following the end of the transition period for the commercialization of Lumoxiti in the United States on September 30, 2020, the Company recognized fourth quarter net sales of Lumoxiti in the total amount of €0.7 million.

Impairment of intangible assets

As of December 31, 2020, impairment of intangible assets is linked to the full depreciation of Lumoxiti rights for an amount of €43.5 million, following the Company’s decision to return the US and EU commercialization rights of Lumoxiti to AstraZeneca.

Financial income (loss), net

We recognized a net financial loss of €1.9 million for the year ended December 31, 2020, as compared to €6.3 million net financial gain for the year ended December 31, 2019. This change results mainly from the change in the fair value of certain financial instruments (gain of €4.1 million in 2019 as compared to a loss of €0.6 million in 2020) and a net foreign exchange loss of €1,5 million in 2020 as compared to a net foreign exchange gain of €0.8 million in 2019.

Balance sheet items

Cash, cash equivalents, short-term investments and financial assets (current and non-current) amounted to €190.6 million as of December 31, 2020, as compared to €255.9 million as of December 31, 2019. Net cash as of December 31, 2020 (cash, cash equivalents and current financial assets less current financial liabilities) amounted to €149.5 million (€216.7 million as of December 31, 2019).

The other key balance sheet items as of December 31, 2020 are:

  Deferred revenue of €44.0 million (including €31.5 million booked as ‘Deferred revenue – non-current portion’) and collaboration liabilities of €46.7 million (including €44.9 million booked as ‘Collaboration liability – non-current portion’) relating to the remainder of the initial payment received from AstraZeneca with respect to monalizumab, not yet recognized as revenue or used to co-fund the research and the development work performed by AstraZeneca including co-funding of the monalizumab program with AstraZeneca, notably the INTERLINK-1 Phase 3 trial;
  Deferred revenue of €17.4 million relating to the initial payment for preclinical molecules, entirely classified as ‘Deferred revenue – non-current portion’;
  Intangible assets for a net book value of €46.3 million, mainly corresponding to the rights and licenses relating to the acquisitions relating to the monalizumab, IPH5201, avdoralimab (€97.0 million as of December 30, 2019); variation between the two periods is mainly explained by the full depreciation of Lumoxiti rights for an amount of €47.2 million, following the Company’s decision to return the US and EU commercialization rights of Lumoxiti to AstraZeneca.
  Non-current receivables from the French government in relation to the research tax credit for 2019 and 2020 of €29.9 million;
  Shareholders’ equity of €156.0 million, including the net loss of the period of €64.0 million;
  Financial liabilities amounting to €19.1 million (€18.7 million as of December 31, 2019).

Cash-flow items

The net cash flow used over the year ended December 31, 2020 amounted to €66.1 million, compared to a net cash flow generated of €50.6 million for the year ended December 31, 2019.

The net cash flow used during the period under review mainly results from the following:

  Net cash used from operating activities of €51.8 million, mainly explained by the net cash consumption of operating activities less the receipt in December 2020 of the milestone payment of $50.0m (€41.2m) following the inclusion by AstraZeneca of the first patient in the Phase 3 clinical trial INTERLINK-1. In April 2020, Innate Pharma received €4.6 million payment from AstraZeneca following the dosing of the first patient in the IPH5201 Phase 1 clinical trial.
  Net cash used in investing activities for an amount of €13.4 million, which mainly resulted from (i) a €13.4 million ($15.0 million) additional consideration paid to AstraZeneca regarding Lumoxiti following the submission of the Biologics License Application to the European Medicine Agency (EMA) in November 2019 (ii) a €2.7 million additional consideration paid to Orega Biotech in April 2020 relating to IPH5201 following the dosing of a first patient in a Phase 1 clinical trial and (iii) the acquisition of financial assets for a net amount of €3.0 million. Such items were partially offset by the reimbursement by AstraZeneca in relation to the 2019 cost sharing mechanism for the commercialization of Lumoxiti (€7.0 million).
  Net cash flows used in financing activities for an amount of €1.1 million. On August 11, 2020, following the signing of a financing contract with BpiFrance Financement as part of the program set up by the French government to help develop a therapeutic solution with a preventive or curative aim against COVID-19, the Company received a repayable advance of €1.4 million. Loan repayments amounted to €2.2 million for the year ended December 31, 2020 compared to 2.0 million euros for the year ended December 31, 2019.

Post period event

  Laure-Helene Mercier, Executive Vice President, Chief Financial Officer and member of the Executive Board, has decided to step down from her position, after leading the Company through more than 14 years of growth, including an initial public offering in the US. Frederic Lombard will join the company as CFO on April 1, 2021. Mr. Lombard will be joining Innate with more than 20 years of financial experience in the pharmaceutical industry, holding senior finance roles at Ipsen, AstraZeneca and Novartis. Ms. Mercier will remain at the Company until the end of the year to ensure a smooth transition of responsibilities.

Contingent liabilities

At the date of this press release, discussions on the transition plan with AstraZeneca are ongoing including timing and costs, notably the split of certain manufacturing costs which are to date estimated at a maximum of $12.8 million.

Nota

This press release contains financial data not yet approved by the Executive Board based on our consolidated financial statements for the year ended December 31, 2020. The audit is in progress at the date of this communication.

Our consolidated financial statements for the year ended December 31, 2020 will be approved by the Executive Board and reviewed by the Supervisory Board of the Company on April 26, 2021.

Risk factors

Risk factors (“Facteurs de Risque”) identified by the Company are presented in section 3 of the registration document (“Universal Registration Document”) filed with the French Financial Markets Authority (“Autorité des Marchés Financiers” or “AMF”), which is available on the AMF website http://www.amf-france.org or on the Company’s website as well as in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

1 This press release contains financial data not yet approved by the Executive Board based on our consolidated financial statements for the year ended December 31, 2020. The audit is in progress at the date of this communication.
2 Including short term investments (€14.8m) and non-current financial instruments (€38.9m).
3 Lumoxiti is licensed from MedImmune, a subsidiary of AstraZeneca.
4 This press release contains financial data not yet approved by the Executive Board based on our consolidated financial statements for the year ended December 31, 2020. The audit is in progress at the date of this communication.
5 This press release contains financial data not yet approved by the Executive Board based on our consolidated financial statements for the year ended December 31, 2020. The audit is in progress at the date of this communication.